UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

P&F INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Richard B. Goodman, Esq.

P&F Industries, Inc.

445 Broadhollow Road

Melville, New York 11747

(631) 694-9800

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

July 5, 2013

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(a), 13d-1(f), or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 692830508

1.	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Dennis Kalick SS #

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS 00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

Number of Shares Beneficially Owned Each Reporting Person with:	7.	Sole Voting Power 0 shares of Class A Common Stock

	8.	Shared Voting Power 0 shares of Class A Common Stock

	9.	Sole Dispositive Power 0 shares of Class A Common Stock

	10.	Shared Dispositive Power 0 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Class A Common Stock

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of outstanding Class A Common Stock

14.	TYPE OF REPORTING PERSON IN

Introductory Note:

This Amendment No. 1 (“Amendment No. 1”) amends a Statement on Schedule 13D dated May 21, 2007 by Dennis Kalick (such Statement on Schedule 13D as amended by Amendment No. 1, the “Schedule 13D”).

Amendment No. 1 is being filed to reflect the distribution of 660,200 shares of the Class A Common Stock by the Article FOURTH Trust u/w/o Linda Horowitz (the “Trust”) to Richard Horowitz, the discretionary principal beneficiary of the Trust. Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

On July 5, 2013, the Trust distributed all of the 660,200 Trust Shares to Richard Horowitz, the principal intended beneficiary of the Trust. Mr. Horowitz was already deemed to be a beneficial owner of such shares. No consideration was paid in connection therewith.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b). The reporting person beneficially owns no shares (0%) of Common Stock as of the date hereof.

(c). The response of the reporting person to Item 3 of this Schedule 13D is incorporated herein by reference. Additionally, on May 16, 2013, the reporting person disposed of 2,000 shares of Class A Common Stock in an open market transaction through a broker at $8.24 per share.

(d) Not Applicable

(e) The reporting person ceased to be beneficial owner of 5% or more of the Issuer’s common stock on July 5, 2013.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 5, 2013

/s/ Dennis Kalick
Dennis Kalick